Issuer Free Writing Prospectus

Dated February 3, 2015

Filed Pursuant to Rule 433

Registration No. 333-199455

PRICING TERM SHEET

Issuer	The Community Financial Corporation
Securities Offered	6.25% Fixed to Floating Rate Subordinated Notes due February 15, 2025
Aggregate Principal Amount	$23,000,000
Maturity Date	February 15, 2025.
Interest Rate

From and including the issue date to but excluding February 15, 2020:

•      a fixed per annum rate of 6.25%

From and including February 15, 2020 to but excluding the maturity date:

•      a floating rate equal to LIBOR determined on the determination date of the applicable interest period plus 479 basis points, payable quarterly in arrears.

For any determination date, “LIBOR” means the rate as published by Bloomberg (or other commercially available source providing quotations of such rate as selected by the Trustee from time to time) at approximately 11:00 a.m., London time, two business days prior to the commencement of the relevant quarterly interest period, as the rate for dollar deposits in the London interbank market with a three-month maturity. If such rate is not available at such time for any reason, then the rate for that interest period will be determined by such alternate method as reasonably selected by the Company.

Interest Payment Date(s)	Each February 15 and August 15, commencing August 15, 2015, through February 15, 2020, and thereafter February 15, May 15, August 15 and November 15 of each year through the maturity date or earlier redemption date.
Record Dates	Interest on each Subordinated Note will be payable to the person in whose name such Subordinated Note is registered on the February 1 or August 1 (whether or not a business day) through February 15, 2020, and thereafter the February 1, May 1, August 1 and November 1 immediately preceding the applicable interest payment date.
Subordination, Ranking

The Subordinated Notes will be unsecured, subordinated and:

•      will rank junior in right of payment and upon our liquidation to our existing and all of our future senior indebtedness (as defined in the Indenture and described below under “Description of the Notes” in the prospectus supplement dated February 3, 2015 (the “Prospectus Supplement”));

•      will rank equally in right of payment and upon our liquidation with our existing and all of our future indebtedness the terms of which provide that such indebtedness ranks equally with promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Subordinated Notes;

•      will rank senior in right of payment and upon liquidation to our existing junior subordinated debentures, as well as any indebtedness the terms of which provide that such indebtedness ranks junior to promissory notes, bonds, debentures and other evidences of indebtedness of types that include the Subordinated Notes; and

•      will be effectively subordinated to all of the existing and future indebtedness, deposits and other liabilities of the Bank and our other current and future subsidiaries, including without limitation the Bank’s liabilities to depositors in connection with the deposits in the Bank, liabilities to general and trade creditors and liabilities arising during the ordinary course of business or otherwise.

The Indenture does not contain any limitation on the amount of debt or other obligations ranking senior to or equally with the indebtedness evidenced by the Subordinated Notes that we may incur hereafter.

Because we are a holding company, our cash flows and, consequently, our ability to pay and discharge our obligations, including the principal of, and premium, if any, and interest on, our debt securities depends on the dividends paid and distributions and other payments made to us by our subsidiaries, and funds we obtain from our corporate borrowings or by selling our securities. Accordingly, our right to receive any payments or assets of our subsidiaries upon their liquidation or reorganization, and the consequent right of the holders of the Subordinated Notes to participate in the proceeds of those payments or assets, will be effectively subordinated to the claims of our subsidiaries’ respective creditors and preferred equity holders, if any.

As of September 30, 2014, Community Bank of the Chesapeake had outstanding indebtedness, total deposits and other liabilities of $915 million, excluding intercompany liabilities.

For more information, see “Description of Subordinated Notes—Subordination of the Notes” in the Prospectus Supplement.

Redemption	The Company may, at its option, beginning with the interest payment date of February 15, 2020 and on any interest payment date thereafter, redeem the Subordinated Notes, in whole or in part at a redemption price equal to 100% of the principal amount of the Subordinated Notes to be redeemed plus accrued and unpaid interest to the date of redemption. Any partial redemption will be made pro rata among all holders of the Subordinated Notes. The Subordinated Notes are not subject to repayment at the option of the holders. We may also redeem the Subordinated Notes, at our option, in whole, at any time, or in part from time to time, if (1) a change or prospective change in law occurs that could prevent us from deducting interest payable on the notes for U.S. federal income tax purposes, (2) a subsequent event occurs that precludes the notes from being recognized as Tier 2 Capital for regulatory capital purposes, or (3) we are required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Subordinated Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of the Notes—Redemption and Redemption Upon Special Events” in the Prospectus Supplement.
Events of Default; Remedies	The Subordinated Notes will contain customary payment, covenant and insolvency events of default. The trustee and the holders of the Subordinated Notes may not accelerate the maturity of the Subordinated Notes upon the occurrence of any payment or covenant event of default. However, if an insolvency-related event of default occurs, the principal of, and accrued and unpaid interest on, the Subordinated Notes will become immediately due and payable without any action of the Trustee or the holders of the Subordinated Notes. In the event of such an acceleration of the maturity of the Subordinated Notes, all of our obligations to holders of our senior indebtedness will be entitled to be paid in full before any payment or distribution, whether in cash, securities or other property, can be made on account of the principal of, or interest on, the Subordinated Notes. See “Description of Subordinated Notes—Events of Default; Limitation on Suits” in the Prospectus Supplement.
Denomination; Form	The Subordinated Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples of $1,000. The Subordinated Notes will be evidenced by a global note deposited with the trustee for the Subordinated Notes, as custodian for DTC. Beneficial interests in the global note will be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its participants. See “Description of Subordinated Notes—Clearance and Settlement” in the Prospectus Supplement.
Sinking Fund	None
Security	None. The Subordinated Notes are unsecured subordinated obligations of the Company.
Use of Proceeds	We estimate that the net proceeds of this offering will be approximately $22.3 million, after deducting the underwriting discount and the payment of the transaction expenses payable by us. We plan to use the net proceeds of the offering: (1) to redeem all $20.0 million of the Company’s Series C preferred stock currently outstanding; and (2) for general corporate purposes, including, but not limited to, contributing capital to Community Bank of the Chesapeake. For additional details, see “Use of Proceeds” at page S-13 of the Prospectus Supplement.
Risk Factors	Investing in the Subordinated Notes involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-8 and the other information included or incorporated by reference in the Prospectus Supplement and the accompanying prospectus before investing in the Subordinated Notes.
Trustee	Wilmington Trust, National Association
CUSIP	20368XAA9
Listing	The Subordinated Notes will not be listed on any national securities exchange or included in any automated dealer quotation system. Currently, there is no market for the Subordinated Notes, and there can be no assurances that any public market for the Subordinated Notes will develop.
United States Federal Income Tax Consequences	See “U.S. Federal Income Tax Consequences” at page S-23 of the Prospectus Supplement.
Governing Law	The Subordinated Notes and the Indenture will be governed by New York law.